Exhibit 99.4

PRESS RELEASE

Brazil: Launch of the Lapa South-West Project

Paris, January 16, 2023 – TotalEnergies has approved the final investment decision of the Lapa South-West oil development located in the Santos Basin, 300 km off the coast of Brazil.

TotalEnergies operates the project with a 45% interest, in partnership with Shell (30%) and Repsol Sinopec (25%). Lapa South-West will be developed through three wells, connected to the existing Lapa FPSO located 12 km away and currently producing the North-East part of Lapa field since 2016.

At production start-up, expected in 2025, Lapa South-West will increase production from the Lapa field by 25,000 barrels of oil per day, bringing the overall production to 60,000 barrels of oil per day.

This development represents an investment of approximately $1 billion.

“This latest development is an important milestone for TotalEnergies in Brazil that will increase its operated production in the pre-salt Santos Basin, a key growth area for the Company" stated David Mendelson, Senior Vice President, Americas at TotalEnergies Exploration & Production. “With its efficient engineering approach and synergies with existing facilities, this project illustrates TotalEnergies’ strategy of focusing on low cost, low emissions assets.”

*ANP 1st Cycle of the Permanent Production Sharing Auction,
awarded on December 16, 2022. Contract yet to be signed.

***

About TotalEnergies in Brazil

TotalEnergies has been operating in Brazil for over 40 years, and now employs more than 3,000 people across its business segments, covering activities in exploration and production, gas, renewable energies, lubricants, chemicals, and distribution.

TotalEnergies’ Exploration & Production portfolio currently includes ten licenses, of which four are operated. In addition, TotalEnergies was awarded in December 2022 a new deep-water exploration non-operated block in the Campos basin (Agua Marinha, 30%) which should be signed in first half 2023. In 2022, the Company’s production in the country averaged 103,500 barrels of oil equivalent per day. In 2017, TotalEnergies and Petrobras formed a Strategic Alliance in exploration and production, and gas, renewables and power activities. The Alliance allows the two companies to implement R&D projects in fields such as artificial intelligence, to generate efficiency gains, with direct applications in Brazil. In December 2018, TotalEnergies entered Brazil’s fuel distribution market with the acquisition of Grupo Zema’s distribution activities, giving TotalEnergies a network of nearly 240 service stations, as well as several storage facilities for petroleum products and ethanol.

Through its subsidiary Total Eren, TotalEnergies is pursuing its growth in the Brazilian renewables sector, to build on its current capacity of 300 MW. In October 2022, TotalEnergies partnered with Brazil's leading renewable energy player Casa dos Ventos to jointly develop a 12 GW renewable energy portfolio.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).